UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-08106

CUSIP Number: 576323109

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MasTec, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

800 S. Douglas Road, 12th Floor

(Address of Principal Executive Office (Street and Number))

Coral Gables, FL 33134

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MasTec, Inc. (“MasTec” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).

As previously announced, the Audit Committee of the Company’s Board of Directors, with the assistance of independent counsel, is undertaking an independent review primarily to determine whether certain cost to complete estimates, currently believed to be in the range of zero to $13 million, which were recognized during the Company’s third quarter of 2014, should have been recognized during the second quarter of 2014. Although the Company currently believes that the review will not impact its previously announced full fiscal year 2014 results, because the Audit Committee’s independent review has not yet been completed and no conclusions have been established, the Company is currently unable to determine whether any changes will be required with respect to its reported results of operations for any interim period.

As a result of these developments, the Company is unable, without unreasonable effort or expense, to timely file the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alberto de Cardenas	305	599-1800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto which is incorporated herein by reference.

MasTec, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 27, 2015	By:	/s/ Alberto de Cardenas
	Name:	Alberto de Cardenas
	Title:	Executive Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

In its press release issued on February 26, 2015, included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated February 26, 2015 (the “Form 8-K”), the Company reported preliminary unaudited results with respect to its 2014 full fiscal year and fourth quarter. Condensed unaudited consolidated financial statements reflecting those results follow below. For additional information regarding these results, please refer to the Form 8-K.

Condensed Unaudited Consolidated Statements of Operations

(In thousands, except per share amounts)

	For the Years Ended December 31,		For the Three Months Ended December 31,
	2014	2013	2014	2013

Revenue	$4,614,841	$4,324,787	$1,236,660	$1,159,130
Costs of revenue, excluding depreciation and amortization	3,981,302	3,682,367	1,066,398	987,081
Depreciation and amortization	154,452	140,926	42,456	37,815
General and administrative expenses	238,305	215,402	70,851	55,641
Interest expense, net	50,769	46,442	13,174	11,893
Loss on extinguishment of debt	—	5,624	—	—
Other income, net	(8,116)	(6,188)	(2,693)	(2,906)

Income from continuing operations before income taxes	$198,129	$240,214	$46,474	$69,606
Provision for income taxes	(76,271)	(92,542)	(18,600)	(26,720)

Net income from continuing operations	$121,858	$147,672	$27,874	$42,886

Discontinued operations:
Net loss from discontinued operations, including loss on disposal and impairment charges	$(6,591)	$(6,456)	$(5,999)	$(1,290)

Net income	$115,267	$141,216	$21,875	$41,596

Net (loss) income attributable to non-controlling interests	(374)	266	(422)	95

Net income attributable to MasTec, Inc.	$115,641	$140,950	$22,297	$41,500

Earnings per share:
Basic earnings (loss) per share:
Continuing operations	$1.53	$1.92	$0.34	$0.55
Discontinued operations	(0.08)	(0.09)	(0.07)	(0.02)

Total basic earnings per share	$1.45	$1.83	$0.27	$0.54

Basic weighted average common shares outstanding	79,953	76,923	82,311	77,240

Diluted earnings (loss) per share:
Continuing operations	$1.42	$1.74	$0.33	$0.50
Discontinued operations	(0.08)	(0.08)	(0.07)	(0.02)

Total diluted earnings per share	$1.34	$1.66	$0.26	$0.49

Diluted weighted average common shares outstanding	86,196	84,901	85,385	85,395

Condensed Unaudited Consolidated Balance Sheets

(In thousands)

	December 31,
	2014	2013
Assets
Current assets	$1,551,815	$1,307,026
Property and equipment, net	620,306	488,132
Goodwill and other intangibles, net	1,309,921	1,067,650
Long-term assets	76,165	60,390

Total assets	$3,558,207	$2,923,198

Liabilities and Equity
Current liabilities	$974,493	$829,225
Acquisition-related contingent consideration, net of current portion	103,515	112,370
Long-term debt	1,061,159	765,425
Long-term deferred tax liabilities, net	201,568	154,763
Other long-term liabilities	69,667	40,357
Equity	1,147,805	1,021,058

Total liabilities and equity	$3,558,207	$2,923,198

Condensed Unaudited Consolidated Statements of Cash Flows

(In thousands)

	December 31,
	2014	2013
Net cash provided by operating activities	$322,038	$200,402
Net cash used in investing activities	(438,519)	(263,211)
Net cash provided by financing activities	118,676	58,993
Effect of currency translation on cash	(1,063)	(24)

Net increase (decrease) in cash and cash equivalents	1,132	(3,840)
Cash and cash equivalents - beginning of period	22,927	26,767

Cash and cash equivalents - end of period	$24,059	$22,927